UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Electronic Game Card, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

285716106

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PEQUOT CAPITAL MANAGEMENT, INC.

06-1524885

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]
3	SEC Use Only

4	Citizenship or Place of Organization

CONNECTICUT

	5	Sole Voting Power
Number of Shares		9,538,201
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 9,538,201
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

9,538,201

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

16.1%

12	Type of Reporting Person (See Instructions)
IA, CO

Page 3 of 5 Pages

Item	1(a)	Name of Issuer: Electronic Game Card, Inc. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:
318 N. Carsen St. Suite 208, Carsen City, NV 89701

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:
Pequot Capital Management, Inc.
500 Nyala Farm Road, Westport, CT, 06880

which is a Connecticut corporation.

2(d)	Title of Class of Securities: Common Stock, $0.001 par value

2(e)	CUSIP Number: 285716106

Item	3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item	4.	Ownership:

Ownership as of December 31, 2008 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of the Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 8,538,234 shares of Common Stock, including Common Stock issuable upon the conversion of shares of Series A preferred stock of the Issuer and 999,967 shares of common stock underlying warrants held for the accounts of the Reporting Person’s clients.

Item	5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts.

Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Act, two account(s) of the Reporting Person, Pequot Mariner Master Fund, LP and Pequot Scout Fund, LP, each owns of record more than 5% of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Page 4 of 5 Pages

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	PEQUOT CAPITAL MANAGEMENT, INC.
By:	/s/ Aryeh Davis
Name:	Aryeh Davis

Title:       Chief Operating Officer, General Counsel and Secretary